================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                      ------------------------------------
                                   FORM 10-Q

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMMISSION FILE NUMBERS: 0-25638 (NYNEX CABLECOMMS GROUP PLC)
                                0-25690 (NYNEX CABLECOMMS GROUP INC.)

                      ------------------------------------

                           NYNEX CABLECOMMS GROUP PLC

Incorporated under the laws of England and Wales       I.R.S. Employer Identification No. 98-0151138

                          NYNEX CABLECOMMS GROUP INC.

     Incorporated under the laws of Delaware           I.R.S. Employer Identification No. 98-0151139

    THE TOLWORTH TOWER, EWELL ROAD, SURBITON, SURREY KT6 7ED, UNITED KINGDOM
                               (44)-181-873-2000
                               (Telephone number)

                      ------------------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                           Yes [X]            No [ ]

     Number of shares outstanding of each of the classes of common stock, as of April 30, 1997:

   925,976,934 Ordinary Shares of NYNEX CableComms Group PLC, L0.10 par value 925,976,934 shares of Common Stock of NYNEX CableComms Group Inc., $.01 par
                                     value
(Ordinary Shares and shares of Common Stock are "stapled" and trade together as
                                    Units.)

================================================================================

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                        PART 1 -- FINANCIAL INFORMATION

                       COMBINED STATEMENTS OF OPERATIONS
               (IN THOUSANDS EXCEPT PER ADS AMOUNTS) (UNAUDITED)

                                                          FOR THE THREE MONTHS ENDED MARCH 31,
                                                          -------------------------------------
                                                            1997          1996          1997
                                                          ---------     ---------     ---------
                                                              L             L             $
                                                                                       [NOTE B]
Operating revenue:
  Cable television....................................       19,081        14,290        31,385
  Telecommunications -- residential...................       21,212        14,807        34,889
  Telecommunications -- business......................        4,601         2,371         7,568
  Installation........................................        1,633         1,053         2,686
                                                          ---------     ---------     ---------
Total operating revenue...............................       46,527        32,521        76,528
                                                          ---------     ---------     ---------
Operating expenses:
  Programming.........................................       11,448         7,790        18,829
  Telecommunications..................................        7,656         6,986        12,593
  Depreciation and amortization.......................       16,179        12,254        26,611
  Staff costs.........................................       12,243        12,928        20,138
  Selling, general and administrative.................       14,451        11,783        23,769
                                                          ---------     ---------     ---------
Total operating expenses..............................       61,977        51,741       101,940
                                                          ---------     ---------     ---------
Operating loss........................................      (15,450)      (19,220)      (25,412)
                                                          ---------     ---------     ---------
Other income (expense):
  Interest income.....................................        1,161            86         1,910
  Interest expense....................................       (9,787)       (5,422)      (16,098)
  Minority interest...................................       12,223        15,203        20,104
                                                          ---------     ---------     ---------
Total other income (expense)..........................        3,597         9,867         5,916
                                                          ---------     ---------     ---------
Loss before income taxes..............................      (11,853)       (9,353)      (19,496)
Income taxes..........................................           --            --            --
                                                          ---------     ---------     ---------
Net loss..............................................      (11,853)       (9,353)      (19,496)
                                                          =========     =========     =========
Net loss per ADS......................................       (0.128)       (0.101)       (0.211)
                                                          =========     =========     =========
ADSs outstanding......................................       92,598        92,549        92,598
                                                          =========     =========     =========
Accumulated deficit
  Beginning of period.................................     (111,181)      (88,336)     (182,870)
  Net loss............................................      (11,853)       (9,353)      (19,496)
                                                          ---------     ---------     ---------
  End of period.......................................     (123,034)      (97,689)     (202,366)
                                                          =========     =========     =========

          See accompanying notes to the combined financial statements.

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                            COMBINED BALANCE SHEETS
              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                        MARCH 31,     DECEMBER 31,     MARCH 31,
                                                          1997            1996           1997
                                                        ---------     ------------     ---------
                                                            L              L               $
                                                                                        [NOTE B]
ASSETS
Current assets:
  Cash and temporary cash investments...............        7,072          15,430         11,632
  Receivables net of allowance of L5,334 and L3,536
     at March 31, 1997 and December 31, 1996,
     respectively...................................       42,748          53,041         70,312
  Prepaid expenses..................................        2,979           3,273          4,900
                                                        ---------       ---------      ---------
Total current assets................................       52,799          71,744         86,844
Property, plant and equipment, net of accumulated
  depreciation of L130,851 and L74,693 at March 31,
  1997 and December 31, 1996, respectively..........    1,142,426       1,098,119      1,879,062
Goodwill, net of accumulated amortization of L3,026
  and L2,848 at March 31, 1997 and December 31,
  1996, respectively................................       25,316          25,493         41,639
Deferred finance costs, net.........................       51,129          52,148         84,097
Other assets........................................        1,648           1,383          2,711
                                                        ---------       ---------      ---------
Total Assets........................................    1,273,318       1,248,887      2,094,353
                                                        =========       =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................       61,579          62,990        101,285
  Other current liabilities.........................       56,546          51,715         93,007
                                                        ---------       ---------      ---------
Total current liabilities...........................      118,125         114,705        194,292
Long-term debt [Note D].............................      492,649         447,649        810,309
Other long-term liabilities.........................        8,127           8,670         13,367
Minority interest [Note E]..........................       64,354          76,577        105,849
                                                        ---------       ---------      ---------
Total liabilities...................................      683,255         647,601      1,123,817
                                                        ---------       ---------      ---------
Commitments and contingencies [Note G]
STOCKHOLDERS' EQUITY
Ordinary shares -- par value L0.10 per share (1,500
  million authorized, 926 million issued and
  outstanding)......................................       92,598          92,549        152,305
Shares of common stock -- par value $0.01 per share
  (1,500 million authorized, 926 million issued and
  outstanding)......................................        5,769           5,766          9,489
Additional paid-in capital..........................      614,730         614,152      1,011,108
Accumulated deficit.................................     (123,034)       (111,181)      (202,366)
                                                        ---------       ---------      ---------
Total stockholders' equity..........................      590,063         601,286        970,536
                                                        ---------       ---------      ---------
Total liabilities and stockholders' equity..........    1,273,318       1,248,887      2,094,353
                                                        =========       =========      =========

          See accompanying notes to the combined financial statements.

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS) (UNAUDITED)

                                                                   FOR THE THREE MONTHS ENDED
                                                                           MARCH 31,
                                                                 ------------------------------
                                                                   1997      1996        1997
                                                                  ------    -------    --------
                                                                    L           L       $

                                                                                       [NOTE B]
Cash Flows From Operating Activities:
  Net loss....................................................   (11,853)    (9,353)    (19,496)
                                                                 -------    -------    --------
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization............................    16,179     12,254      26,611
     Amortization of deferred finance costs...................     1,625      1,625       2,673
     Provision for bad debts..................................    (2,727)     1,257      (4,485)
     Minority interest........................................   (12,223)   (15,203)    (20,104)
     Gain on sale of capital assets...........................      (179)        --        (294)
     Changes in operating assets and liabilities:
       Receivables............................................     7,564      8,470      12,442
       Prepaid expenses.......................................       293        206         481
       Accounts payable.......................................     2,887        394       4,749
       Other current liabilities..............................     5,783     (3,443)      9,511
                                                                 -------    -------    --------
Total adjustments.............................................    24,656      5,560      40,554
                                                                 -------    -------    --------
Net cash provided by/(used in) operating activities...........    12,803     (3,793)     21,058
                                                                 -------    -------    --------
Cash Flows From Investing Activities:
  Capital expenditures........................................   (65,233)   (88,356)   (107,295)
  Sale of capital assets......................................       810         --       1,332
  Other investing activities..................................      (269)        --        (442)
                                                                 -------    -------    --------
Net cash used in investing activities.........................   (64,692)   (88,356)   (106,405)
                                                                 -------    -------    --------
Cash Flows From Financing Activities:
  Proceeds from borrowings....................................    45,000     90,030      74,016
  Payments made on capital leases.............................      (320)        --        (526)
  Change in other long-term liabilities.......................    (1,149)        --      (1,890)
                                                                 -------    -------    --------
Net cash provided by financing activities.....................    43,531     90,030      71,600
                                                                 -------    -------    --------
Net decrease in cash and temporary cash investments...........    (8,358)    (2,119)    (13,747)
Cash and temporary cash investments at beginning of period....    15,430      9,807      25,379
                                                                 -------    -------    --------
Cash and temporary cash investments at end of period..........     7,072      7,688      11,632
                                                                 =======    =======    ========

          See accompanying notes to the combined financial statements.

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

A   ORGANIZATION OF NYNEX CABLECOMMS

     In February 1995, two indirect wholly owned subsidiaries of NYNEX Corporation ("NYNEX") were incorporated: NYNEX CableComms Group PLC ("NYNEX CableComms UK"), a public limited company incorporated under the laws of England and Wales, and NYNEX CableComms Group Inc. ("NYNEX CableComms US"), a Delaware corporation (together "the Companies"). The ordinary shares of NYNEX CableComms UK "NYNEX CableComms UK Ordinary Shares" and the common stock of NYNEX CableComms US ("NYNEX CableComms US Shares of Common Stock") may not be traded separately and may only be traded together as Units in the form of ADSs on the Nasdaq National Market and as Units on the London Stock Exchange. NYNEX CableComms UK and NYNEX CableComms US hold 90% and 10%, respectively, of the shares in NYNEX NYNEX CableComms UK Holdings, Inc. ("UK Holdings") which holds the majority ownership interests in the companies which hold the cable television and telecommunications licenses for the 16 franchise areas in England of NYNEX CableComms ("the Operating Companies").

     NYNEX CableComms UK and NYNEX CableComms US collectively, and the subsidiaries and partnerships in which they have the entire or a majority ownership interest, are hereinafter referred to as "NYNEX CableComms".

     In October 1996, Cable and Wireless plc, Bell Canada International Inc. and NYNEX entered into an agreement (as amended and restated, the "Transaction Agreement") pursuant to which, subject to the satisfaction of certain conditions precedent, the parties agreed to combine Mercury Communications Limited, Bell Cablemedia plc (as enlarged by the acquisition of Videotron Holdings plc) and NYNEX CableComms under a new holding company, Cable & Wireless Communications plc ("CWC"). On April 28, 1997, CWC announced that it had acquired 92.6% of the outstanding NYNEX CableComms UK Ordinary Shares and NYNEX CableComs US Shares of Common Stock (including shares represented by NYNEX CableComms ADSs) in exchange for CWC ordinary shares. The remaining shares will be acquired through a compulsory acquisition procedure in the UK and a "squeeze-out" merger in the US. See Note H below. As a result of the consummation of the transactions contemplated by the Transaction Agreement, among other things, NYNEX CableComms has become a part of the combined CWC group, its existing credit facilities described in Note D below have been repaid and replaced with a CWC credit facility and the minority interest described in Note E below has been eliminated as a result of CWC's acquisition thereof.

B   BASIS OF PRESENTATION

     The unaudited combined financial statements have been prepared by NYNEX CableComms UK and NYNEX CableComms US pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") and, in the opinion of management, include all adjustments necessary for a fair presentation of the financial information for each period shown in accordance with accounting principles generally accepted in the United States ("US GAAP"). Certain information and footnote disclosures normally included in combined financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such SEC rules and regulations. Management believes that the disclosures made are adequate to make the information presented not misleading. The results for interim periods are not necessarily indicative of the results for the full year.

     The unaudited combined financial statements should be read in conjunction with the audited combined financial statements and the notes thereto included in the Companies' Annual Report on Form 10-K for the year ended December 31, 1996.

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     The unaudited combined financial statements are presented in pounds sterling ("L"). Solely for the convenience of the reader, the unaudited combined financial statements as at and for the period ended March 31, 1997 have been presented in US dollars ("$") at the rate of L1.00 = $1.6448, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 1997. The presentation of the US dollar amounts should not be construed as US GAAP, or as a representation that the pounds sterling amounts shown could be so converted into US dollars at the rate indicated or at any other rate.

     Certain defined terms used herein are defined in the Companies' Annual Report on Form 10-K for the year ended December 31, 1996.

C   PRINCIPLES OF COMBINATION

     All significant intercompany accounts and transactions have been eliminated in combination. Certain costs incurred by NYNEX have been charged to NYNEX CableComms on a direct basis. Such costs are not substantially different than those which NYNEX CableComms would have incurred on a stand-alone basis.

D   FINANCING OF NYNEX CABLECOMMS

     At March 31, 1997, NYNEX CableComms was party to two broadly similar financing arrangements, one for the northern Operating Companies (the "Northern Operating Companies") and one for the southern Operating Companies (the "Southern Operating Companies").

     Under the arrangements, two entities related to NYNEX (the "North limited partner" and the "South limited partner") provided credit facilities to the Operating Companies and invest capital, through limited partnership interests, in partnerships controlled by NYNEX CableComms. Deferred finance costs of L42.0 million for the Northern arrangement and L23.0 million for the Southern arrangement were incurred in December 1994 and December 1993, respectively. See Note H below for subsequent events.

Credit Facilities

     The credit facilities are for a maximum of L542.5 million in the case of the Northern Operating Companies and L274.0 million in the case of the Southern Operating Companies. An additional L157.5 million is available under the Northern financing arrangement to expand the network into additional franchise areas if such franchises are acquired prior to December 31, 1998.

     NYNEX CableComms has entered into two forward Sterling interest rate swaps with NYNEX to reduce potential exposure to interest rate risk on floating rate financing arrangements.

NYNEX financing facility

     NYNEX has entered into a further credit facility directly with NYNEX CableComms to make available up to L200.0 million (the "NYNEX Facility") to be borrowed at NYNEX CableComms' option at an interest rate of 3 month Sterling LIBOR plus 4.0%. NYNEX CableComms may make drawings under this facility at any time before May 31, 1997. Any amounts borrowed under the facility are to be repaid in full by May 31, 1998. No drawings have yet been made on this facility.

E   MINORITY INTEREST

     The North limited partner and the South limited partner also have limited partnership interests in partnerships (the "North Partnership" and the "South Partnership") controlled by NYNEX CableComms. Minority interest reflects the North and South limited partners' interest in the North and South Partnerships.

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     The limited partners have contributed L211.7 million as of March 31, 1997. The Minority interest in the North Partnership and South Partnership was L5.2 million and L59.2 million at March 31, 1997, respectively.

     Under the partnership agreements, NYNEX CableComms generally has an 85% interest, and the limited partners generally have a 15% interest, in items of income, gain, loss, deduction or credit, except in respect of the initial losses and profits (being specified amounts of profits or losses calculated in accordance with US tax principles) of the relevant partnership. The North and South Partnerships generally have an 85% interest in the Northern and Southern Operating Companies, respectively.

     Initial losses up to a maximum cumulative amount of L200.0 million for the North Partnership and L40.0 million for the South Partnership will be allocated to the limited partners. Subsequent losses will be wholly allocated to NYNEX CableComms until its share of the cumulative losses of the relevant partnership is equal to 85% of such cumulative losses. Losses thereafter, if any, will be allocated 85% to NYNEX CableComms and 15% to the limited partners. Initial profits will be allocated between NYNEX CableComms and the limited partners in proportion to the cumulative losses allocated to each partner until such losses have been fully offset by profits. Thereafter, all profits are to be allocated 85% to NYNEX CableComms and 15% to the limited partners. Initial losses for the South Partnership reached L40.0 million in the first quarter of 1996. Initial losses for the North Partnership have not yet reached L200.0 million.

     For the purposes of preparing the combined financial statements, the profit or loss of the relevant partnership is allocated between NYNEX CableComms and the limited partners in accordance with the profit and loss allocations set out in the relevant partnership agreement.

F   SUPPLEMENTAL CASH FLOW INFORMATION

     The following information is provided in accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows":

                                                                              FOR THE THREE
                                                                                 MONTHS
                                                                             ENDED MARCH 31,
                                                                           -------------------
                                                                            1997        1996
                                                                           -------     -------
                                                                              L           L
                                                                             (IN THOUSANDS)
Non cash items excluded from the Combined Statements of Cash Flows:
Property, plant and equipment acquired by incurring directly related
  liabilities..........................................................     62,960      59,397
                                                                            ======      ======

G   LITIGATION AND OTHER CONTINGENCIES

     Various legal actions and proceedings are pending that may affect NYNEX CableComms. While counsel cannot give assurance as to the outcome of any of these matters, in the opinion of the management of NYNEX CableComms, based upon the advice of counsel, the ultimate resolution of these matters in future periods is not expected to have a material effect on NYNEX CableComms' financial position, operating results or cash flows.

H  SUBSEQUENT EVENTS

CWC ACQUISITION

     On April 28, 1997, CWC announced that all conditions had been satisfied or waived in connection with its recommended offers (the "Offers") to purchase all the Ordinary Shares of NYNEX CableComms UK

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

and all the shares of Common Stock of NYNEX CableComms US comprised in Units and that the Initial Offer Period, as extended, and withdrawal rights, expired at 2:30 pm (London time), 9:30 am (New York City time) on April 28, 1997. Pursuant to the Offers, CWC has accepted for purchase all Units and NYNEX CableComms ADSs validly tendered and not withdrawn prior to the expiration of the Initial Offer Period in exchange for 0.330714 Ordinary Shares of CWC per NYNEX CableComms UK Ordinary Share and 0.036746 CWC Ordinary Shares per NYNEX CableComms US share of Common Stock (equivalent to 0.36746 CWC Ordinary Shares per Unit and 3.6746 CWC Ordinary Shares per NYNEX CableComms ADS). The Offers will remain open for a Subsequent Offer Period which will expire at 2:30 pm (London time), 9:30 am (New York City time) on May 12, 1997. During the Subsequent Offer Period, Units and NYNEX CableComms ADSs for which valid acceptances are received will be accepted for purchase by CWC.

     The shares purchased by CWC upon the expiration of the Initial Offer Period included 620,000,000 NYNEX CableComms UK Ordinary Shares and 620,000,000 NYNEX CableComms US shares of Common Stock tendered by NYNEX through its subsidiary, NYNEX Network Systems Company, representing approximately 67% of the outstanding NYNEX CableComms UK Ordinary Shares and 67% of the outstanding NYNEX CableComms US shares of Common Stock, respectively. As a result, CWC acquired control of the Companies from NYNEX. In connection with the Offers, the four Directors appointed by NYNEX to the Boards of Directors of each of NYNEX CableComms UK and NYNEX CableComms US have resigned effective upon all conditions to the Offers being satisfied or waived.

     Pursuant to an Agreement and Plan of Merger, dated as of March 21, 1997 (the "Merger Agreement"), among NYNEX CableComms US, CWC and Cable & Wireless Communications Delaware Inc. (the "Merger Sub"), CWC intends to cause Merger Sub to merge with and into NYNEX CableComms US (the "Merger"). After the effective time of the Merger, each share of NYNEX CableComms US Common Stock (other than shares owned by CWC, shares owned by NYNEX CableComms US as treasury shares or by any of its subsidiaries) will be converted into the right to receive 0.036746 CWC Ordinary Shares (or at the election of the shareholder, 0.007349 CWC American Depositary Shares). As a result of the Merger, the separate corporate existence of NYNEX CableComms US will cease and NYNEX CableComms US will become a wholly-owned subsidiary of CWC. At a Special Meeting of NYNEX CableComms US held on April 24, 1997, the shareholders of NYNEX CableComms US approved the Merger.

     Pursuant to Sections 428-430F of the Companies Act 1985 of Great Britain, CWC has given a notice on May 6, 1997 that it will acquire compulsorily the remaining NYNEX CableComms UK Ordinary Shares (including those represented by NYNEX CableComms ADSs) not purchased by CWC in the Offers (the "Compulsory Acquisition") on the same terms as in the Offers. As a result of the Compulsory Acquisition, NYNEX CableComms UK will become a wholly-owned subsidiary of CWC and all of the outstanding NYNEX CableComms UK Ordinary Shares, other than NYNEX CableComms UK Ordinary Shares held by CWC, will be acquired for 0.330714 CWC Ordinary Shares per NYNEX CableComms UK Ordinary Share (or, at the election of the shareholder, 0.066143 CWC American Depositary Shares).

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          FIRST QUARTER OF 1997 AS COMPARED WITH FIRST QUARTER OF 1996

FORMATION OF CWC

     In October 1996, Cable and Wireless plc, Bell Canada International Inc. and NYNEX entered into an agreement (as amended and restated, the "Transaction Agreement") pursuant to which, subject to the satisfaction of certain conditions precedent, the parties agreed to combine Mercury Communications Limited, Bell Cablemedia plc (as enlarged by the acquisition of Videotron Holdings plc) and NYNEX CableComms under a new holding company, Cable & Wireless Communications plc ("CWC"). On April 28, 1997, CWC announced that it had acquired 92.6% of the outstanding NYNEX CableComms UK Ordinary Shares and NYNEX CableComms US Shares of Common Stock (including shares represented by NYNEX CableComms ADSs) in exchange for CWC ordinary shares. The remaining shares will be acquired through a compulsory acquisition procedure in the UK and a "squeeze-out" merger in the US. As a result of the consummation of the transactions contemplated by the Transaction Agreement, among other things, NYNEX CableComms has become a part of the combined CWC group, its existing credit facilities discussed below under "Financing of NYNEX CableComms" have been repaid and replaced with a CWC credit facility, and other changes may occur in relation to its income taxes, capital resources and liquidity and in its regulatory position and future prospects. The possibility of these future changes should be taken into account when reviewing "Income Taxes", "Capital resources and liquidity", "Financing of NYNEX CableComms" and "Cash flows and liquidity", below.

RESULTS OF OPERATIONS

     In the first quarter of 1997, NYNEX CableComms changed its method of calculating penetration rates using homes released to operations as the denominator in the calculations rather than homes passed and marketed. All references to penetration rates below are the revised rates based on the new calculations.

REVENUE

     Operating revenue increased 43% to L46.5 million for the first quarter of 1997 from L32.5 million for the first quarter of 1996. The increase is attributable primarily to an increased customer base, marketing activity and continuing construction of the network.

     Cable television. Cable television revenue increased 34% to L19.1 million for the first quarter of 1997 from L14.3 million for the first quarter of 1996. This increase was primarily the result of the number of basic customers. The number of basic customers increased 34% to 283,720 at March 31, 1997 from 211,611 at March 31, 1996. The average monthly cable television revenue per basic customer has remained relatively stable at L23.06 for the first quarter of 1997 compared to L23.44 for the first quarter of 1996.

     The number of homes released to operations in NYNEX CableComms' operating franchises increased 24% to 1,568,934 at March 31, 1997 from 1,262,237 at March 31, 1996. Penetration rates increased to 18.1% at March 31, 1997 from 16.8% at March 31, 1996, as a higher proportion of NYNEX CableComms' potential customers chose to purchase cable television services. NYNEX CableComms' churn rate decreased to 27.2% at March 31, 1997 from 30.1% at March 31, 1996 as less customers chose to disconnect from their cable television service. The pay to basic ratio remained relatively stable at 201.5% at March 31, 1997 compared to 202.3% at March 31, 1996.

     Residential telecommunications. Residential telecommunications revenue increased 43% to L21.2 million for the first quarter of 1997 from L14.8 million for the first quarter of 1996. This increase was primarily the result of an increase in the number of residential telecommunications lines and increased usage. The number of residential telecommunications lines increased 40% to 376,814 at March 31, 1997 from 268,235 at March 31, 1996. The average monthly residential telecommunications revenue per line decreased to L19.55 for the first quarter of 1997 from L19.70 for the first quarter of 1996. The decrease in the first quarter of 1997 was primarily attributable to price reductions in the period.

     The increase in the number of residential telecommunications lines reflects to a large degree the increase in the number of homes released to operations for residential telecommunications services, which increased 24% to 1,568,934 at March 31, 1997 from 1,262,237 at March 31, 1996. Penetration rates increased to 24.0% at March 31, 1997 from 21.3% at March 31, 1996. NYNEX CableComms believes that the increase in penetration rates is primarily attributable to its pricing strategy and a broader acceptance of its telecommunications' service as an alternative to that provided by British Telecommunications plc ("BT"). The residential telecommunications churn rate decreased to 16.3% at March 31, 1997 from 17.8% at March 31, 1996.

     Business telecommunications. Business telecommunications revenue increased 92% to L4.6 million for the first quarter of 1997 from L2.4 million for the first quarter of 1996. This increase was primarily attributable to an increase in the number of lines. The number of business telecommunications lines increased 117% to 39,343 at March 31, 1997 from 18,166 at March 31, 1996 while the average monthly business telecommunications revenue per line decreased to L42.58 for the first quarter of 1997 from L48.25 for the first quarter of 1996. The decrease in the first quarter of 1997 was primarily attributable to price reductions in the period together with the increased number of CENTREX lines, which tend to generate less revenue per line than single business lines. The average number of lines per business customer increased 34% to 4.7 at March 31, 1997 from 3.5 at March 31, 1996 reflecting primarily the increased number of CENTREX lines.

     The increase in the number of business telecommunications lines resulted from an increase in the number of businesses released to operations for business telecommunications services, which increased to 83,340 at March 31, 1997. NYNEX CableComms did not keep records of businesses released to operations until June 30, 1996, at this date the number was 68,020. The business telecommunications churn rate increased slightly to 12.6% at March 31, 1997 from 12.4% at March 31, 1996.

     Installation. NYNEX CableComms' combined installation revenues for cable television and residential and business telecommunications increased 36% to L1.6 million for the first quarter of 1997 from L1.1 million for the first quarter of 1996. This growth in revenue reflects the continuing network construction and the corresponding increase of its customer base.

     Operating Expenses. Operating expenses increased 20% to L62.0 million for the first quarter of 1997 from L51.7 million for the first quarter of 1996 as a result of the continuing network construction and increase in the customer base. The components of total operating expenses are programming costs, telecommunications expenses, depreciation and amortization, staff costs and selling, general and administrative expenses.

     Total programming costs as a percentage of cable television revenue were 60% for the first quarter of 1997 compared with 54% for the first quarter of 1996. The increased costs are a result of introducing new channels over the last twelve months and an increase in prices charged by programming suppliers.

     Telecommunications expenses principally reflect interconnect charges paid to national and international carriers for NYNEX CableComms' traffic over their networks. Telecommunications expenses for the first quarter of 1997 decreased to 30% of telecommunications revenue from 41% in the first quarter of 1996 as a result of successful price negotiations agreed with interconnect providers towards the end of 1996.

     Depreciation and amortization increased 32% to L16.2 million for the first quarter of 1997 from L12.3 million for the first quarter of 1996. This increase is primarily related to the increase in the cost of total property, plant and equipment to L1,273.3 million at March 31, 1997 from L1,005.4 million at March 31, 1996. Depreciation will continue to rise as the network is built out.

     Staff costs, which include salaries, wages, benefits and sales commissions, decreased 5% to L12.2 million for the first quarter of 1997 from L12.9 million for the first quarter of 1996. The decreased staff costs have primarily occurred due to a reduction in costs relating to sales commission and bonuses in the first quarter of

1997 compared to the first quarter of 1996 following the restructuring of the sales commission scheme in the second half of 1996. The number of employees (excluding sub-contractors) was 2,664 full time equivalents at March 31, 1997, compared with 2,400 at March 31, 1996; the increase in staff numbers have primarily been in customer service and the non-commission earning sectors of the business.

     Selling, general and administrative expenses increased 23% to L14.5 million for the first quarter of 1997 from L11.8 million for the first quarter of 1996 primarily as the result of increased advertising and promotion expenses and the increase in the bad debt charge arising from increased customer numbers.

     Operating expenses directly attributable to the design, construction and installation of the network are capitalized within the network and not charged to income. These capitalized costs were L11.1 million for the first quarter of 1997 and L10.9 million for the first quarter of 1996.

OTHER INCOME (EXPENSE)

     Interest income primarily arises from the investment of proceeds of debt and equity in advance of capital expenditures and operating cash flow requirements and from balances due from NYNEX and its affiliates. Interest income increased to L1.2 million for the first quarter of 1997 from L0.1 million for the first quarter of 1996.

     In the first quarter of 1997, interest expense increased to L9.8 million, net of L0.7 million which was capitalized. In the first quarter of 1996 interest expense was L5.4 million, net of L0.5 million which was capitalized. In both the first quarters of 1997 and 1996, L1.6 million of interest expense was attributable to the amortization of deferred finance costs. Substantially all of the balance represents interest paid to the North and South limited partners under their respective financing arrangements for increased levels of borrowing.

     The Minority interest portion of the loss for the first quarter of 1997 was L12.2 million compared with L15.2 million for the first quarter of 1996. The decrease is due to smaller operating losses in the period. (See Note E to the unaudited Combined Financial Statements describing the Minority Interest in NYNEX CableComms).

INCOME TAXES

     Prior to June 14, 1995, NYNEX CableComms' US corporations were included in the NYNEX consolidated federal income tax return and in New York State and New York City combined income tax filings. While included in the NYNEX tax filings, NYNEX CableComms' US corporations were allocated payments in accordance with the effect their losses had on reducing the consolidated group's taxable income. As a result of the reorganization which occurred immediately prior to the completion of the initial public offering of NYNEX CableComms UK and NYNEX CableComms US on June 14, 1995, NYNEX CableComms and its US corporations do not qualify to be included in the NYNEX consolidated US federal income tax return or in any state or local combined tax returns. As a result, for tax periods after June 14, 1995 equivalent payments have not been made to NYNEX CableComms by NYNEX for any further losses generated and NYNEX UK Holdings and its US subsidiaries have been treated as a consolidated group of corporations for US tax return purposes. However, neither NYNEX CableComms UK nor NYNEX CableComms US has been consolidated with NYNEX UK Holdings or its subsidiaries for US tax purposes. As a result, NYNEX CableComms UK and NYNEX CableComms US will file their own US federal tax returns separately from NYNEX UK Holdings. For the reasons stated above no tax benefit arose in either the first quarter of 1997 or 1996.

FOREIGN EXCHANGE

     All of NYNEX CableComms' revenues are denominated in pounds sterling. Although the majority of NYNEX CableComms' operating expenses are incurred in pounds sterling, NYNEX CableComms purchases certain of its network materials, equipment and the services of seconded NYNEX employees in US dollars. During the first quarters of 1997 and 1996, NYNEX CableComms did not experience significant gains or losses as a result of fluctuations in the exchange rate of currencies. To date, NYNEX CableComms has not used foreign currency hedging instruments to reduce its exposure to foreign exchange fluctuations.

CAPITAL RESOURCES AND LIQUIDITY

     Significant additional capital expenditures are required to construct the remaining portions of NYNEX CableComms' network. Under the terms of current licenses, NYNEX CableComms is required to construct cable television systems passing an additional 0.7 million premises by the end of 2000, in accordance with a series of prescribed intermediate milestones for each of its franchises. NYNEX CableComms expects to have significant capital requirements for the foreseeable future, expecting to make capital expenditures of approximately L300.0 million for each of three years from January 1, 1997. During the first quarter of 1997 capital expenditures were L65.2 million, compared to L88.4 million in the first quarter of 1996; the decrease in capital expenditures in the first quarter of 1997 was primarily the result of slowing down the level of the network build in the period.

FINANCING OF NYNEX CABLECOMMS

     At March 31, 1997, NYNEX CableComms had available L323.8 million of undrawn debt facilities, available subject to NYNEX CableComms passing a certain number of homes.

     The financing of NYNEX CableComms is described in Notes D, E and H to the unaudited Combined Financial Statements. The North limited partner had contributed L131.3 million to the North Partnership at March 31, 1997 and 1996 and had provided a further L324.1 million and L163.5 million in financing to the Northern Operating Companies under the North Credit Facility at March 31, 1997 and 1996, respectively. The South limited partner had contributed L80.4 million to the South Partnership at March 31, 1997 and 1996 and had provided a further L168.6 million and L51.9 million in financing to the Southern Operating Companies under the South Credit Facility at March 31, 1997 and 1996, respectively.

CASH FLOWS AND LIQUIDITY

     NYNEX CableComms had net cash provided by/(used in) operating activities of L12.8 million and L(3.8) million for the first quarters of 1997 and 1996, respectively. The movement is primarily due to a reduction in operating losses before interest, tax, depreciation and amortization in the first quarter of 1997 compared to the first quarter of 1996.

     Net cash used in investing activities was L64.7 million and L88.4 million for the first quarter of 1997 and 1996, respectively. These included expenditures on constructing the network and associated capital expenditures of L65.2 million for the first quarter of 1997 and L88.4 million for the first quarter of 1996.

     Net cash provided by financing activities was L43.5 million and L90.0 million for the first quarter of 1997 and 1996, respectively. During the first quarter of 1997 and 1996, the Northern Operating Companies and Southern Operating Companies borrowed L45.0 million and L90.0 million respectively, under the credit facilities which are detailed in Note D to the unaudited Combined Financial Statements.

OTHER MATTERS

REGULATORY ISSUES

(I) BT NETWORK PRICE CAP

     Oftel continues to consult on the framework for the pricing of BT interconnection services. NYNEX CableComms must purchase interconnection services from BT in order to complete calls to BT customers. Oftel has proposed that BT's interconnection products will be divided into non-competitive, prospectively competitive and competitive services. Non-competitive services would be subject to price cap where price increases would be limited to the Retail Price Index ("RPI") less a certain percentage (to be determined by Oftel), for prospectively competitive services the limit on price increases would be set at RPI. BT would be free to set the price for competitive services. The regime will also require prices to be set based on long run incremental costs, rather than fully allocated historic costs as is currently the case.

     The regime will commence on October 1, 1997 for a period of four years. A further consultation document is expected from Oftel in May 1997.

(II) INTEROPERABILITY

     In April 1997 Oftel published a Statement on interoperability of services across networks. The proposals aim to ensure that new services will work across the many networks being deployed in the UK and between those networks and the customer equipment used to access them.

     Consultation will take place on the proposals until July 16, 1997.

RECENT DEVELOPMENTS

     On April 28, 1997, CWC announced that all conditions had been satisfied or waived in connection with its recommended offers (the "Offers") to purchase all the Ordinary Shares of NYNEX CableComms UK and all the shares of Common Stock of NYNEX CableComms US comprised in Units and that the Initial Offer Period, as extended, and withdrawal rights, expired at 2:30 pm (London time), 9:30 am (New york City time) on April 28, 1997. Pursuant to the Offers, CWC has accepted for purchase all Units and NYNEX CableComms ADSs validly tendered and not withdrawn prior to the expiration of the Initial Offer Period in exchange for 0.330714 Ordinary Shares of CWC per NYNEX CableComms UK Ordinary Share and 0.036746 CWC Ordinary Shares per NYNEX CableComms US share of Common Stock (equivalent to
0.36746 CWC Ordinary Shares per Unit and 3.6746 CWC Ordinary Shares per NYNEX CableComms ADS). The Offers will remain open for a Subsequent Offer Period which will expire at 2:30 pm (London time), 9:30 am (New York City time) on May 12, 1997. During the Subsequent Offer Period, Units and NYNEX CableComms ADSs for which valid acceptances are received will be accepted for purchase by CWC.

     The shares purchased by CWC upon the expiration of the Initial Offer Period included 620,000,000 NYNEX CableComms UK Ordinary Shares and 620,000,000 NYNEX CableComms US shares of Common Stock tendered by NYNEX through its subsidiary, NYNEX Network Systems Company, representing approximately 67% of the outstanding NYNEX CableComms UK Ordinary Shares and 67% of the outstanding NYNEX CableComms US shares of Common Stock, respectively. As a result, CWC acquired control of the Companies from NYNEX. In connection with the Offers, the four Directors appointed by NYNEX to each of the Boards of Directors of NYNEX CableComms UK and NYNEX CableComms US have resigned effective upon all conditions to the Offers being satisfied or waived.

     Pursuant to an Agreement and Plan of Merger, dated as of March 21, 1997 (the "Merger Agreement"), among NYNEX CableComms US, CWC and Cable & Wireless Communications Delaware Inc. (the "Merger Sub"), CWC intends to cause Merger Sub to merge with and into NYNEX CableComms US (the "Merger"). After the effective time of the Merger, each share of NYNEX CableComms US Common Stock (other than shares owned by CWC, shares owned by NYNEX CableComms US as treasury shares or by any of its subsidiaries) will be converted into the right to receive 0.036746 CWC Ordinary Shares (or at the election of the shareholder, 0.007349 CWC American Depositary Shares). As a result of the Merger, the separate corporate existence of NYNEX CableComms US will cease and NYNEX CableComms US will become a wholly-owned subsidiary of CWC. At a Special Meeting of NYNEX CableComms US held on April 24, 1997, the shareholders of NYNEX CableComms US approved the Merger.

     Pursuant to Sections 428-430F of the Companies Act 1985 of Great Britain, CWC has given a notice on May 6, 1997 that it will acquire compulsorily the remaining NYNEX CableComms UK Ordinary Shares (including those represented by NYNEX CableComms ADSs) not purchased by CWC in the Offers (the "Compulsory Acquisition") on the same terms as in the Offers. As a result of the Compulsory Acquisition, NYNEX CableComms UK will become a wholly-owned subsidiary of CWC and all of the outstanding NYNEX CableComms UK Ordinary Shares, other than NYNEX CableComms UK Ordinary Shares held by CWC, will be acquired for 0.330714 CWC Ordinary Shares per NYNEX CableComms UK Ordinary Share (or, at the election of the shareholder, 0.066143 CWC American Depositary Shares).

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                   OPERATING STATISTICS -- FIRST QUARTER 1997
                                  (UNAUDITED)

     The following table summarizes information set out in Management's Discussion and Analysis of Financial Condition and Results of Operations:

                                                                              NET ADDITIONS
                                                                       ---------------------------
                                                                       3 MONTHS TO     3 MONTHS TO
                                                                        MARCH 31,       MARCH 31,
                                                                          1997            1996
                                                                       -----------     -----------
CABLE TELEVISION
Homes released to operations.......................................        78,072             N/A
Cable television customers.........................................        15,201          14,607
RESIDENTIAL TELECOMMUNICATIONS
Homes released to operations.......................................        78,072             N/A
Residential lines connected........................................        27,554          35,684
BUSINESS TELECOMMUNICATIONS
Business lines connected...........................................         6,056           3,906

                                                        MARCH 31,     DECEMBER 31,     MARCH 31,
                                                          1997            1996           1996
                                                          TOTAL          TOTAL           TOTAL
                                                        ---------     ------------     ---------
Homes passed........................................    1,699,941       1,612,261      1,360,238
Businesses passed...................................       88,127          83,875         60,648
                                                        ---------       ---------      ---------
TOTAL PREMISES PASSED...............................    1,788,068       1,696,136      1,420,886
                                                        =========       =========      =========
CABLE TELEVISION
Homes released to operations........................      156,934       1,490,862      1,262,237
Basic customers.....................................      283,720         268,519        211,611
Penetration rate (restated)*........................        18.1%           18.1%          16.8%
Pay to basic ratio..................................       201.5%          213.5%         202.3%
Churn rate..........................................        27.2%           29.6%          30.1%
Average monthly revenue per customer................       L23.06          L22.83         L23.44
RESIDENTIAL TELECOMMUNICATIONS
Homes released to operations........................    1,568,934       1,490,867      1,262,237
Residential lines connected.........................      376,814         349,260        268,235
Penetration rate (restated)*........................        24.0%           23.4%          21.3%
Churn rate..........................................        16.3%           16.4%          17.8%
Average monthly revenue per line....................       L19.55          L19.96         L19.70
BUSINESS TELECOMMUNICATIONS
Businesses released to operations...................       83,340          78,160            n/a
Business lines connected............................       39,343          33,287         18,166
Average number of lines per customer................          4.7             4.4            3.5
Churn rate..........................................        12.6%           13.0%          12.4%
Average monthly revenue per line....................       L42.58          L49.39         L48.25

---------------

* NYNEX CableComms has changed the method of calculating penetration rates using homes released to operations as the denominator in the calculations rather than homes passed and marketed. The comparative figures for March 31, 1996 and December 31, 1996 have been restated using the new method of calculation.

  n/a -- not available

                         NYNEX CABLECOMMS GROUP PLC AND
                          NYNEX CABLECOMMS GROUP INC.

                          PART II -- OTHER INFORMATION

ITEM 5  OTHER INFORMATION

     None

ITEM 6  EXHIBITS AND REPORTS ON FORM 8-K

     (A) EXHIBITS

    EXHIBIT
    NUMBER
    ------
    (10a)      Agreement dated as of April 25, 1997 between NYNEX CableComms Oldham and
               Tameside and CWC with respect to loans by CWC to NYNEX CableComms Oldham and
               Tameside in the aggregate principal amount of L34,400,000
    (10b)      Schedule identifying substantially identical agreements to the Agreement constituting Exhibit 10a hereto entered into by CWC with each of the following subsidiaries of Registrants:
               NYNEX CableComms Bolton
               NYNEX CableComms Blackburn
               NYNEX CableComms Bury and Rochdale
               NYNEX CableComms Cheshire
               NYNEX CableComms Derby
               NYNEX CableComms Greater Manchester
               NYNEX CableComms Macclesfield
               NYNEX CableComms Staffordshire
               NYNEX CableComms Stockport
               NYNEX CableComms Wirral
               NYNEX CableComms Bromley
               NYNEX CableComms Solent
               NYNEX CableComms Surrey
               NYNEX CableComms Sussex
               NYNEX CableComms Wessex
    (27)       Financial Data Schedule

     (B) REPORTS ON FORM 8-K

     The Companies filed a Current Report on Form 8-K, dated April 2, 1997, in respect of the Merger Agreement dated as of March 21, 1997 among NYNEX CableComms US, CWC and Cable & Wireless Communications Delaware Inc. (Item
     5).

     The Companies filed a Current Report on Form 8-K, dated April 23, 1997, in respect of the Companies' press release dated April 23, 1997 announcing the Companies total revenue for the three-month period ended March 31, 1997 (Items 5 and 7).

     The Companies filed a Current Report on Form 8-K, dated April 24, 1997, in respect of the Companies' press release dated April 24, 1997 announcing the results of votes taken at the Extraordinary General Meeting and the Special Meeting of Shareholders held on April 24, 1997 (Items 5 and 7).

     The Companies filed a Current Report on Form 8-K, dated April 28, 1997, reporting the change in control of the Companies as a result of the acquisition of shares in the Companies by CWC on April 28, 1997 (Items 1 and 7).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned officers thereunto duly authorized.

                                            NYNEX CABLECOMMS GROUP PLC
                                            (Registrant)

                                            /s/ GRAHAM L. ROBERTSON

                                            ------------------------------------
                                            Graham L. Robertson
                                           Principal Financial Officer

Date: May 7, 1997

                                            NYNEX CABLECOMMS GROUP INC.
                                            (Registrant)

                                            /s/ GRAHAM L. ROBERTSON

                                            ------------------------------------
                                            Graham L. Robertson
                                           Principal Financial Officer

Date: May 7, 1997

                                 EXHIBIT INDEX

                                                                                  SEQUENTIALLY
    EXHIBIT                                                                       NUMBERED PAGE
    ------                                                                        -------------
    (10a)      Agreement dated as of April 25, 1997 between NYNEX CableComms
               Oldham and Tameside and CWC with respect to loans by CWC to
               NYNEX CableComms Oldham and Tameside in the aggregate principal amount of L34,400,000
    (10b)      Schedule identifying substantially identical agreements to the
               Agreement constituting Exhibit 10a hereto entered into by CWC with each of the following subsidiaries of Registrants:
               NYNEX CableComms Bolton
               NYNEX CableComms Blackburn
               NYNEX CableComms Bury and Rochdale
               NYNEX CableComms Cheshire
               NYNEX CableComms Derby
               NYNEX CableComms Greater Manchester
               NYNEX CableComms Macclesfield
               NYNEX CableComms Staffordshire
               NYNEX CableComms Stockport
               NYNEX CableComms Wirral
               NYNEX CableComms Bromley
               NYNEX CableComms Solent
               NYNEX CableComms Surrey
               NYNEX CableComms Sussex
               NYNEX CableComms Wessex

                                                                     EXHIBIT 10B

     Schedule identifying substantially identical agreements, between Cable & Wireless Communications plc and each of the following subsidiaries of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. (the "Companies") providing for loans by Cable & Wireless Communications plc to each of the following subsidiaries, to the Agreement constituting Exhibit 10a to the Quarterly Report on Form 10-Q of the Companies for the quarter ended March 31,1997:

                                  SUBSIDIARY                                     LOAN AMOUNT
-------------------------------------------------------------------------------  -----------
NYNEX CableComs Bolton                                                           L35,100,000
NYNEX CableComs Blackburn                                                        L42,600,000
NYNEX CableComs Bury and Rochdale                                                L19,000,000
NYNEX CableComs Cheshire                                                         L35,500,000
NYNEX CableComs Derby                                                            L25,800,000
NYNEX CableComs Greater Manchester                                               L70,900,000
NYNEX CableComs Macclesfield                                                     L14,000,000
NYNEX CableComs Staffordshire                                                    L35,600,000
NYNEX CableComs Stockport                                                        L28,000,000
NYNEX CableComs Wirral                                                           L31,300,000
NYNEX CableComs Bromley                                                          L12,800,000
NYNEX CableComs Solent                                                           L32,000,000
NYNEX CableComs Surrey                                                           L47,300,000
NYNEX CableComs Sussex                                                           L30,600,000
NYNEX CableComs Wessex                                                           L55,100,000

                                  EXHIBIT 10A



                             DATED 25TH APRIL, 1997






                                CREDIT AGREEMENT




                                    BETWEEN





                      NYNEX CABLECOMMS OLDHAM AND TAMESIDE

                                  as Borrower



                                      and



                      CABLE & WIRELESS COMMUNICATIONS PLC
                                   as Lender

















                                 ALLEN & OVERY

                                     London

                                     INDEX


CLAUSE                                                  PAGE

1.        Interpretation..............................    1
2.        The Facility................................    3
3.        Purpose.....................................    3
4.        Conditions Precedent........................    3
5.        Utilisation of the Facility.................    3
6.        Interest on Advances........................    4
7.        Interest Periods............................    4
8.        Repayment...................................    4
9.        Prepayment..................................    4
10.       Taxes.......................................    4
11.       Mitigation..................................    5
12.       Representations.............................    5
13.       Events of Default...........................    6
14.       Default Interest............................    6
15.       Payments....................................    7
16.       Costs and Expenses..........................    7
17.       Assignments and Transfers...................    8
18.       Calculations................................    8
19.       Remedies, Waivers and Amendments............    8
20.       Partial Invalidity..........................    8
21.       Increased Costs.............................    8
22.       Notices.....................................    9
23.       Counterparts................................    9
24.       Law.........................................    9


SCHEDULES
1.        Condition Precedent Documents...............   11
2.        Notice of Drawdown..........................   12

SIGNATORIES...........................................   13

THIS AGREEMENT is made the 25th day of April, 1997 BETWEEN:


(1)   NYNEX CABLECOMMS OLDHAM AND TAMESIDE (the "BORROWER"); and


(2)   CABLE & WIRELESS COMMUNICATIONS PLC (the "LENDER").

NOW IT IS HEREBY AGREED as follows:

1.    INTERPRETATION

1.1.  In this Agreement:

      "ADVANCE" means an Advance made or to be made by the Lender under this Agreement or, as the case may be, the outstanding principal amount of such advance.

      "AVAILABLE FACILITY" means at any time the Facility Amount at such time adjusted, in the case of a proposed Drawdown only, so as to:

      (a) be decreased by the amount of any Advances which, pursuant to any other Drawdown, the Lender is then obliged to make on or before the proposed Drawdown Date relating to such proposed Drawdown; and

      (b) be increased by the amount of any Advances which were made by the Lender pursuant hereto and which are due to be prepaid on or before the proposed Drawdown Date relating to such Drawdown.


      "COMMITMENT TERMINATION DATE" means 25th March, 1998.


      "CWC FACILITY AGREEMENT" means the facility agreement dated 19th March, 1997 between the Lender and the financial institutions named therein.

      "DRAWDOWN" means a drawdown under this Agreement.

      "DRAWDOWN DATE" means the date of a Drawdown, being the date on which an Advance in respect thereof is to be made.

      "EVENT OF DEFAULT" means any of those events specified in Clause 13.

      "FACILITY AMOUNT" has the meaning given to it in Clause 2.

      "GROUP" means the Borrower and its subsidiaries.

      "INTEREST PERIOD" means, save as otherwise provided herein, any of those periods mentioned in Clause 7.

      "INTEREST RATE" means, in relation to any Advance, the amount determined by the Lender to be the interest rate then applying to advances under the CWC Facility Agreement.

      "LOAN" means the aggregate principal amount for the time being outstanding hereunder.

      "NOTICE OF DRAWDOWN" means a notice substantially in the form set out in
      Schedule 2.


      "REPAYMENT DATE" means 25th March, 1998.


      "REQUESTED AMOUNT" means, in relation to any Notice of Drawdown, the amount of the Advance therein requested.


      "ROLLOVER DATES" means each of 30th June, 30th September and 31st December falling after the first Drawdown Date provided that where such date would not be a business day the relevant Rollover Date shall be the business day immediately preceding such date.


1.2   Any reference in this Agreement to:

      a "BUSINESS DAY" shall be construed as a reference to a day (other than a Saturday or Sunday) on which banks are generally open for business in London;

      a "CLAUSE" shall, subject to any contrary indication, be construed as a reference to a clause hereof;

      a "MONTH" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that, where any such period would otherwise end on a day which is not a business day, it shall end on the next succeeding business day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the immediately preceding business day PROVIDED THAT, if a period starts on the last business day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last business day in that later month (and references to "MONTHS" shall be construed accordingly);

      a "PERSON" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

      a "SCHEDULE" shall, subject to any contrary indication, be construed as a reference to a schedule hereto;

      "TAX" shall be construed so as to include any tax, levy, impost, duty or other charge of a similar nature;

      "VAT" shall be construed as a reference to value added tax including any similar tax which may be imposed in place thereof from time to time; and

      the "WINDING-UP", "DISSOLUTION" or "ADMINISTRATION" of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors.

1.3 "L." and "STERLING" denote lawful currency of Great Britain and Northern Ireland.

1.4   Save where the contrary is indicated, any reference in this Agreement to:

      (a) this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or from time to time be, amended, varied, novated or supplemented;

      (b) a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted; and

      (c) a time of day shall be construed as a reference to London time.

1.5   Clause and Schedule headings are for ease of reference only.

2.    THE FACILITY

      The Lender grants to the Borrower, upon the terms and subject to the conditions hereof a sterling credit facility in an amount not to exceed, at any time, L.34,400,000 or such higher amount designated in writing by the Lender to the Borrower (the "FACILITY AMOUNT").

3.    PURPOSE

      The facility is intended to be used to fund the capital expenditure and general working capital requirements of the Borrower and to refinance existing indebtedness of the Borrower and, accordingly, the Borrower shall apply all amounts raised by it hereunder in making such payments.


4.    CONDITIONS PRECEDENT

      The Borrower may not deliver any Notice of Drawdown hereunder unless the Lender has confirmed to the Borrower that all documents listed in
      Schedule 1 have been received and that each is, in form of substance, satisfactory to the Lender.

5.    UTILISATION OF THE FACILITY

5.1 Save as otherwise provided herein, an Advance will be made by the Lender to the Borrower if:


      (a) not more than 10 nor less than one business day before the proposed date for the making of such Advance, the Lender has received from the Borrower a Notice of Drawdown therefor (or such other notice acceptable to the Lender), receipt of which shall oblige the Borrower to borrow the amount therein requested on the date therein stated upon the terms and subject to the conditions contained herein;

      (b) the proposed date for the making of such Advance is a business day falling before the Commitment Termination Date;

      (c) the Requested Amount complies with the conditions set out in Condition 5.2;

      (d)  (i)  no Event of Default has occurred and is continuing; and

            (ii) the representations set out in Clause 12 are true
                 in all material respects on and as of the proposed date for the making of such Advance.


5.2 The Requested Amount to be specified in a Notice of Drawdown delivered pursuant to Clause 5.1 shall be in an amount of up to but not exceeding the Available Facility in relation to such Drawdown and if less shall be in a minimum amount of L.100,000.


6.   INTEREST ON ADVANCES


6.1 On the last day of the Interest Period relating to each Advance the Borrower shall, subject to Clause 6.2, pay accrued interest on the Advance (the "ACCRUED INTEREST") at a rate equal to the Interest Rate (or, provided no Event of Default has occurred and is continuing, such lesser rate as the Lender may, in its absolute discretion, specify from time to time).


6.2 The Borrower may, with the Lender's consent elect by notice in writing to defer payment of all or part of the Accrued Interest in respect of an Advance. Any Accrued Interest so deferred will itself bear interest as if it were a separate Advance. Any Accrued Interest not so deferred shall be paid in accordance with Clause 6.1. The Borrower may not defer the payment of Accrued Interest beyond the Repayment Date.

7.   INTEREST PERIODS

7.1 Interest shall be calculated on each Advance in respect of the period from the date of the relevant Drawdown to the Repayment Date by reference to successive Interest Periods. Each Interest Period shall begin on one Rollover Date (or, in the case of the first Interest Period, the date of the first Drawdown) and end on the next and shall apply to all Advances made or outstanding on the first day of that Interest Period, except that the first Interest Period relating to any Advance which is not made on a Rollover Date shall begin on the Drawdown Date of that Advance and end on the next Rollover Date.

7.2 Any Interest Period which would otherwise extend beyond the Repayment Date shall be of such duration that it shall end on the Repayment Date.

8.   REPAYMENT

     The Borrower shall repay all the Advances and all other sums outstanding under this Agreement on the Repayment Date.


9.   PREPAYMENT

     The Borrower may at any time by giving to the Lender not less than five days' prior notice to that effect, prepay the whole or part (being an amount or integral multiple of L.500,000) of an Advance or Accrued Interest, the payment of which has been deferred pursuant to Clause 6.2. Any amount of an Advance prepaid may, subject to the terms and conditions of this Agreement, be redrawn.

10.  TAXES

     All payments to be made by the Borrower to the Lender hereunder shall be made free and clear of and without deduction for or on account of tax unless the Borrower is required to make such a payment subject to the deduction or withholding of tax, in which case the sum payable by the

      Borrower in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the required deduction or withholding, the Lender receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

11.   MITIGATION

      If circumstances arise which would, or would upon the giving of notice, result in an increase in the amount of any payment to be made to the Lender or for its account pursuant to Clause 10 then, without in any way limiting, reducing or otherwise qualifying the rights of the Lender or the obligations of the Borrower under Clause 10 the Lender shall promptly upon becoming aware of the same (and to the extent that it can do so without prejudice to its own position) take reasonable steps to mitigate the effects of such circumstances.

12.   REPRESENTATIONS

12.1  The Borrower represents that:

      (a) It is a company duly organised under the laws of England and Wales with power to enter into this Agreement and to exercise its rights and perform its obligations hereunder and all corporate and other action required to authorise its execution of this Agreement to which it is a party and its performance of its obligations hereunder has been duly taken;

      (b) all acts, conditions and things required to be done, fulfilled and performed in order:

            (i) to enable it lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in this Agreement;

            (ii) to ensure that the obligations expressed to be assumed by it in this Agreement are legal, valid and binding; and

            (iii) to make this Agreement admissible in evidence in
                  England and Wales have been done, fulfilled and performed;

      (c) under the laws of England and Wales in force at the date hereof, it is not necessary that this Agreement be filed, recorded or enrolled with any court or other authority in England and Wales or that any stamp, registration or similar tax be paid on or in relation to this Agreement; and

      (d) the obligations expressed to be assumed by it in this Agreement are legal and valid obligations binding on it in accordance with the terms thereof.

12.2 The representations contained in Clause 12.1 shall be deemed to be repeated on each date on which an Advance is made hereunder by reference to the facts and circumstances then existing.

13.   EVENTS OF DEFAULT

      If:

      (a) the Borrower fails to pay within five business days any sum due from it under this Agreement at the time, in the currency and in the manner specified herein; or

      (b) any representation or statement made by the Borrower is or proves to have been incorrect or misleading in any material respect when made,

      (c) an encumbrancer takes possession of, or a trustee or administrative or other receiver or similar officer is appointed in respect of, all or any part of the business or assets of the Borrower, or distress or any form of execution is levied or enforced upon or sued out against any such assets and is not discharged within fourteen (14) days of being levied, enforced or sued out, or any Security Interest which may for the time being affect any of its assets is enforced and the amount claimed is in excess of L.5,000,000;

      (d)  the Borrower is unable to pay its debts within the meaning of
           Section 123 of the Insolvency Act 1986 or becomes unable to pay its debts as they fall due or suspends or threatens to suspend making payments (whether of principal or interest) with respect to all or any class of its debts;

      (e) the Borrower convenes a meeting of its creditors generally by reason of financial difficulties or proposes or makes any arrangement or composition with, or any assignment for the benefit of, its creditors;


      (f) a petition is presented (other than any petition which is frivolous or vexatious) or a meeting is convened for the purpose of considering a resolution or other steps are taken for making an administration order against or for the winding up of the Borrower or an administration order or a winding up order is made against the Borrower;

      (g) anything analogous to any of the events specified in paragraphs (c), (d), (e) or (f) occurs under the laws of any applicable jurisdiction; or

      (h)  any of the events mentioned in Clause 14.1 of the CWC
           Facility Agreement occurs.


      then, and in any such case and at any time thereafter, the Lender may by written notice to the Borrower declare the Advances to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrower hereunder) and the Lender shall be under no further obligation to make any Advance hereunder.

14.   DEFAULT INTEREST

14.1 If any sum due and payable by the Borrower hereunder is not paid on the due date therefor in accordance with the provisions of Clause 15 or if any sum due and payable by the Borrower under any judgment of any court in connection herewith is not paid on the date of such judgment, the period beginning on such due date or, as the case may be, the date of such judgment and ending on the date upon which the obligation of the Borrower to pay such sum (the balance thereof for the time being unpaid being herein referred to as an "UNPAID SUM") is discharged shall be divided into successive periods, each of which (other than the first) shall start on the last day of the preceding such period and the duration of each of which shall be selected by the Lender.

14.2 During each such period relating thereto as is mentioned in Clause 14.1 an unpaid sum shall bear interest at the rate of interest specified in Clause 6.1 plus one per cent. per annum.

14.3 Any interest which shall have accrued under Clause 14.1 in respect of an unpaid sum shall be due and payable and shall be paid by the Borrower at the end of the period by reference to which it is calculated or on such other date or dates as the Lender may specify by written notice to the Borrower.

15.  PAYMENTS

15.1 On each date on which this Agreement requires an amount to be paid by the Borrower or the Lender hereunder, the Borrower or, as the case may be, the Lender shall make the same available to the Lender, or as the case may be, the Borrower by payment in sterling and in same day funds (or in such other funds as may for the time being be customary in London for the settlement in London of international banking transactions in sterling) to the accounts nominated by the Lender or, as the case may be, the account nominated by the Borrower (or such other account or bank as the Lender or, as the case may be, the Borrower may have specified for this purpose).

15.2 All payments required to be made by the Borrower hereunder shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

16.  COSTS AND EXPENSES

16.1 The Borrower shall on demand of the Lender, reimburse the Lender for all costs and expenses (including reasonable legal fees) together with any VAT thereon incurred by it in connection with the negotiation, preparation and execution of this Agreement and any amendments thereto and the completion of the transactions therein contemplated.

16.2 The Borrower shall, from time to time on demand of the Lender, reimburse the Lender for all costs and expenses (including reasonable legal fees) together with any VAT thereon incurred in or in connection with the preservation and/or enforcement of any of the rights of the Lender under this Agreement.

16.3 The Borrower shall pay all stamp, registration and other taxes to which the Lender or any judgment given in connection therewith is or at any time may be subject and shall, from time to time on demand of the Lender, indemnify the Lender against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

16.4 The Borrower shall fully indemnify the Lender from and against any expense, loss, damage or liability which it may incur as a consequence of the occurrence of any Event of Default or of any prepayment under this Agreement or otherwise in connection with this Agreement. Without prejudice to its generality, the foregoing indemnity shall extend to any interest, fees or other sums whatsoever paid or payable on account of any funds borrowed in order to carry any unpaid amount and to any loss (excluding loss of profit), premium or expense which may be incurred in liquidating or employing deposits from third parties acquired to make, maintain or fund the outstanding Advances (or any part of them) or any other amount due or to become due under this Agreement.

17.   ASSIGNMENTS AND TRANSFERS

      The Borrower shall not be entitled to assign or transfer all or any of its rights, benefits and obligations hereunder without the consent in writing of the Lender. The Lender may assign or transfer all or any of its rights, benefits and obligations hereunder without the consent of the Borrower.

18.   CALCULATIONS

      Interest shall accrue from day to day and shall be calculated on the basis of a year of 365 days and the actual number of days elapsed.

19.   REMEDIES, WAIVERS AND AMENDMENTS

19.1 No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

19.2 The Lender and the Borrower may from time to time enter into amendments, supplements or modifications hereto provided that such amendments, supplements or modifications are in writing.

20.   PARTIAL INVALIDITY

      If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

21.   INCREASED COSTS

      Where the Lender determines that:

      (a) the introduction or variation of any law or any change in the interpretation or application of any law; or

      (b) compliance with any new regulation (whether or not having the force of law) from any central bank or other fiscal, monetary or other authority or agency,

      would:

      (i) increase the cost, whether by sustaining a loss or otherwise, to it of making or maintaining or funding the Advances; or

      (ii) reduce the amount of any sum received or receivable by it in respect of the Advances; or

      (iii) oblige it (or its holding company) to make any payment or suffer any cost or loss (except in respect of tax on overall net income) or forego any interest or other return on, or calculated by reference to, the amount of any sum received or receivable by it from the Borrower under this Agreement; or

      (iv) reduce the effective return to it under this Agreement on its overall capital as a result of its entry into and/or compliance with this Agreement,

      then:

      (a) the Lender shall notify the Borrower of such event promptly upon its becoming aware of such event;

      (b) the Borrower shall on demand pay to the Lender such amounts as the Lender from time to time and at any time (including after a prepayment of the Advances) notifies to be necessary to compensate it for such increased cost, reduction, payment or foregone interest or return.

21.2 The Borrower shall not be obliged to make a payment to the Lender in compensation for an increased cost, reduction, payment or foregone interest or return as referred to in clause 21.1 where such increased cost, reduction, payment or foregone interest or return is:

      (a) one in respect of which the Lender is entitled to be compensated for under any other provision of this Agreement; or

      (b) attributable to any change in the rate of Tax on the overall net income of the Lender in whatever jurisdiction.

22.   NOTICES

22.1 Each communication to be made hereunder shall be made in writing but, unless otherwise stated, may be made by fax or letter.

22.2 Any communication or document to be made or delivered by one person to another pursuant to this Agreement shall (unless that other person has by 15 days' written notice to the other specified another address) be made or delivered to that other person at the address identified with its signature below and shall be deemed to have been made or delivered when despatched or transmitted (in the case of any communication made by fax) or (in the case of any communication made by letter) when left at that address or (as the case may be) 10 days after being deposited in the post, postage prepaid in an envelope addressed to it at that address.

23.   COUNTERPARTS

      This Agreement may be executed in counterparts.

24.   LAW

      This Agreement shall be governed by, and shall be construed in accordance with, English law.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

                                   SCHEDULE 1

                         CONDITION PRECEDENT DOCUMENTS


A copy, certified a true copy by a duly authorised officer of the Borrower, of a Board Resolution of the Borrower approving the execution, delivery and performance of this Agreement and the terms and conditions thereof and authorising a named person or persons to sign this Agreement and any documents to be delivered by the Borrower pursuant hereto.

                                   SCHEDULE 2

                               NOTICE OF DRAWDOWN



From:     Nynex CableComms Oldham and Tameside

To:       Cable & Wireless Communications Plc

Copy to:  HSBC Investment Bank Plc*


                                                         Dated:

Dear Sirs

1.   We refer to the agreement (as from time to time amended, varied, novated
     or supplemented, the "AGREEMENT") dated [            ] and made between
     ourselves as Borrower and yourselves as Lender. Terms defined in the Agreement shall have the same meaning in this notice.

2. We hereby give you notice that, pursuant to the Agreement and upon the terms and subject to the conditions contained therein, an Advance should be made to us as follows:

     (a)  [Requested Amount]:

     (b)  [Drawdown Date]:

3. We confirm that, at the date hereof, the representations set out in Clause 12.1 of this Agreement are true in all material respects and no Event of Default has occurred and is continuing.

4. The proceeds of this drawdown should be credited directly to [Bank] [insert account details] in repayment of funds outstanding under the [name of credit agreement].*/The proceeds of this drawdown should be credited to [insert account details].



Yours faithfully



 ....................................

for and on behalf of
Nynex CableComms Oldham and Tameside








-------------

* (only insert where drawdown is to be applied in refinancing existing loan)

                                  SIGNATORIES


THE BORROWER


NYNEX CABLECOMMS OLDHAM AND TAMESIDE



By:



Address:




Fax:

Attention:    Treasurer/Company Secretary








THE LENDER

CABLE & WIRELESS COMMUNICATIONS PLC


By:


Address:




Fax:

Attention:    Treasurer/Company Secretary